UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENT FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)

(Amendment No. 11)*

OLD DOMINION FREIGHT LINE, INC.

(Name of Issuer)

Common Stock (par value $.10 per share)

(Title of Class of Securities)

679580100 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

CUSIP No. 679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Old Dominion Truck Leasing, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) CO (See Item 4)

Page 2 of 13 pages

CUSIP No. 679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Earl E. Congdon

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 767,513 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 767,513 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 767,513

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) IN (See Item 4)

Page 3 of 13 pages

CUSIP No. 679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Earl E. Congdon Intangibles Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 767,513 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 767,513 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 767,513

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 4 of 13 pages

CUSIP No. 679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 1998 Earl E. Congdon Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 41,667 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 41,667 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,667

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 5 of 13 pages

CUSIP No. 679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John R. Congdon

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 824,247 (See Item 4) 6. Shared Voting Power 41,667 (See Item 4) 7. Sole Dispositive Power 824,247 (See Item 4) 8. Shared Dispositive Power 41,667 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 865,914

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.1%

12.	Type of Reporting Person (See Instructions) IN (See Item 4)

Page 6 of 13 pages

CUSIP No. 679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John R. Congdon Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 824,247 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 824,247 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 824,247

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 7 of 13 pages

Item 1.

(a)	Name of Issuer:

Old Dominion Freight Line, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

500 Old Dominion Way

Thomasville, NC 27360

Item 2.

(a)	Names of Persons Filing:

(i)	Old Dominion Truck Leasing, Inc.
(ii)	Earl E. Congdon
(iii)	Earl E. Congdon Intangibles Trust
(iv)	1998 Earl E. Congdon Family Trust
(v)	John R. Congdon
(vi)	John R. Congdon Revocable Trust

(b)	Address of Principal Business Office:

As to (i), (iv), (v) and (vi): 7511 Whitepine Road	7511 Whitepine Road
Richmond, VA 23237

As to (ii):	20 Harborage Isle
Fort Lauderdale, FL 33316

As to (iii):	500 Old Dominion Way
Thomasville, NC 27360

(c)	Place of Organization or Citizenship:

(i), (iv) and (vi)	Virginia
(ii) and (v)	USA
(iii)	North Carolina

(d)	Title of Class of Securities:

Common Stock ($.10 par value)

(e)	CUSIP Number:

679580100

Item	3. If this Statement Is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing Is a

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(c) and Rule 13d-1(f), but not a group filing.

Page 8 of 13 pages

Item 4.      Ownership.

The securities reported herein are beneficially owned by Old Dominion Truck Leasing, Inc. (“Leasing”), Earl E. Congdon, the Earl E. Congdon Intangibles Trust, the 1998 Earl E. Congdon Family Trust, John R. Congdon and the John R. Congdon Revocable Trust. The total securities reported is 1,633,427 shares of the Issuer’s Common Stock, which constitutes 15.3% of such shares as of December 31, 2002.

As of December 31, 2002, Leasing owns no shares of the Issuer’s Common Stock. The voting stock of Leasing is owned by the Earl E. Congdon Intangibles Trust, David Congdon, Trustee (38.2%), the John R. Congdon Revocable Trust (30.2%) and members of Earl Congdon’s and John Congdon’s respective families (23.6%). John R. Congdon is Chairman of the Board of Leasing, Earl E. Congdon and John R. Congdon, Jr. are Vice Chairmen of the Board and Jeffrey W. Congdon is President and Chief Operating Officer.

As of December 31, 2002, Earl E. Congdon has sole voting and dispositive power with respect to no shares of the Issuer’s Common Stock. He shares voting and dispositive power with respect to the 767,513 shares (7.2%) owned by the Earl E. Congdon Intangibles Trust. As of December 31, 2002, Earl E. Congdon’s wife beneficially owns directly and indirectly an additional 103,000 shares (1.0%) of the Issuer’s Common Stock not included in this Schedule 13G, with respect to all of which shares he disclaims beneficial ownership.

As of December 31, 2002, the Earl E. Congdon Intangibles Trust shares voting and dispositive power with respect to 767,513 shares (7.2%) of the Issuer’s Common Stock. David S. Congdon is the trustee.

As of December 31, 2002, the 1998 Earl E. Congdon Family Trust has sole voting and dispositive power with respect to 41,667 shares (0.4%) of the Issuer’s Common Stock. Because John R. Congdon is the trustee, ownership is reported as shared.

As of December 31, 2002, John R. Congdon has sole voting and dispositive power with respect to 824,247 shares (7.7%) of the Issuer’s Common Stock, all of which shares are held by the John R. Congdon Revocable Trust. He shares voting and dispositive powers with respect to the 41,667 shares (0.4%) owned by the 1998 Earl E. Congdon Family Trust, totaling 865,914 shares (8.1%) of the Issuer’s Common Stock. As of December 31, 2002, John R. Congdon’s wife beneficially owns directly and indirectly an additional 1,732 shares (0.0%) of the Issuer’s Common Stock not included in this Schedule 13G, with respect to all of which shares he disclaims beneficial ownership.

As of December 31, 2002, John R. Congdon as trustee and grantor of the John R. Congdon Revocable Trust has sole voting and dispositive power with respect to 824,247 shares (7.7%) of the Issuer’s Common Stock held by the John R. Congdon Revocable Trust.

Page 9 of 13 pages

(a) Amount beneficially owned:

(i) 0

(ii) 767,513

(iii) 767,513

(iv) 41,667

(v) 865,914

(vi) 824,247

(b) Percent of Class:

(i) 0.0%

(ii) 7.2%

(iii) 7.2%

(iv) 0.4%

(v) 8.1%

(vi) 7.7%

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote

(i) -0-

(ii) -0-

(iii) -0-

(iv) -0-

(v) 824,247

(vi) 824,247

(ii) Shared power to vote or to direct the vote

(i) -0-

(ii) 767,513

(iii) 767,513

(iv) 41,667

(v) 41,667

(vi) -0-

(iii) Sole power to dispose or to direct the disposition of

(i) -0-

(ii) -0-

(iii) -0-

(iv) -0-

(v) 824,247

(vi) 824,247

Page 10 of 13 pages

(iv) Shared power to dispose or to direct the disposition of

(i) -0-

(ii) 767,513

(iii) 767,513

(iv) 41,667

(v) 41,667

(vi) -0-

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not Applicable

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person

See information in Item 4, above.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding                 Company

Not Applicable

Item 8.    Identification and Classification of Members of the Group

See Item 3 and Item 4, above.

Item 9.    Notice of Dissolution of Group

Not Applicable

Item 10.  Certification.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Page 11 of 13 pages

February 10, 2003.

OLD DOMINION TRUCK LEASING, INC.		JOHN R. CONGDON

By:	/s/ JOHN R. CONGDON	/s/ JOHN R. CONGDON
	John R. Congdon, Chairman	John R. Congdon

EARL E. CONGDON	JOHN R. CONGDON REVOCABLE TRUST

/s/ EARL E. CONGDON	By:	/s/ JOHN R. CONGDON
Earl E. Congdon		John R. Congdon, Trustee

EARL E. CONGDON INTANGIBLES TRUST		1998 EARL E. CONGDON FAMILY TRUST

By:	/s/ DAVID S. CONGDON	By:	/s/ JOHN R. CONGDON
	David S. Congdon, Trustee		John R. Congdon, Trustee

Page 12 of 13 pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 10, 2003.

OLD DOMINION TRUCK LEASING, INC.		JOHN R. CONGDON

By:	/s/ JOHN R. CONGDON	/s/ JOHN R. CONGDON
	John R. Congdon, Chairman	John R. Congdon

EARL E. CONGDON	JOHN R. CONGDON REVOCABLE TRUST

/s/ EARL E. CONGDON	By:	/s/ JOHN R. CONGDON
Earl E. Congdon		John R. Congdon, Trustee

EARL E. CONGDON INTANGIBLES TRUST		1998 EARL E. CONGDON FAMILY TRUST

By:	/s/ DAVID S. CONGDON	By:	/s/ JOHN R. CONGDON
	David S. Congdon, Trustee		John R. Congdon, Trustee

Page 13 of 13 pages